Unaudited Interim Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three months ended March 31, 2018 and 2017

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of U.S. dollars)
	March 31, 2018	December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$67,914	$43,484
Accounts receivable, net (note 4)	245,382	244,617
Fuel and natural gas in storage	28,195	44,414
Supplies and consumables inventory	47,090	45,074
Regulatory assets (note 5)	73,953	66,567
Prepaid expenses	33,966	31,005
Derivative instruments (note 20)	11,481	16,099
Other assets	5,347	7,110
	513,328	498,370
Property, plant and equipment, net	6,304,991	6,304,897
Intangible assets, net	50,123	51,103
Goodwill	954,282	954,282
Regulatory assets (note 5)	372,953	376,800
Derivative instruments (note 20)	49,839	54,115
Long-term investment carried at fair value (note 6)	490,563	—
Long-term investments (note 6)	110,904	67,331
Deferred income taxes (note 15)	64,114	61,357
Restricted cash	16,248	15,939
Other assets	14,420	13,214
	$8,941,765	$8,397,408

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of U.S. dollars)
	March 31, 2018	December 31, 2017
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$62,791	$119,887
Accrued liabilities	184,440	280,144
Dividends payable (note 12)	50,377	50,445
Regulatory liabilities (note 5)	38,791	37,687
Long-term debt (note 7)	13,327	12,364
Other long-term liabilities and deferred credits (note 9)	41,918	45,903
Derivative instruments (note 20)	13,103	14,126
Other liabilities	4,633	3,474
	409,380	564,030
Long-term debt (note 7)	3,818,560	3,067,187
Convertible debentures	788	971
Regulatory liabilities (note 5)	548,291	540,278
Deferred income taxes (note 15)	431,157	399,148
Derivative instruments (note 20)	59,950	54,818
Pension and other post-employment benefits obligation (note 8)	169,356	168,189
Other long-term liabilities (note 9)	228,282	227,267
Preferred shares, Series C	13,450	13,867
	5,269,834	4,471,725
Redeemable non-controlling interest	37,912	41,553
Equity:
Preferred shares	184,299	184,299
Common shares (note 10(a))	3,036,129	3,021,699
Additional paid-in capital	37,636	38,569
Deficit	(569,466)	(524,311)
Accumulated other comprehensive income (loss) (note 11)	890	(2,792)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	2,689,488	2,717,464
Non-controlling interests	535,151	602,636
Total equity	3,224,639	3,320,100
Commitments and contingencies (note 18)
Subsequent events (notes 6(a) and 10(a))
	$8,941,765	$8,397,408
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Operations

(thousands of U.S. dollars, except per share amounts)	Three Months Ended March 31
	2018	2017
Revenue
Regulated electricity distribution	$212,705	$181,451
Regulated gas distribution	182,631	148,240
Regulated water reclamation and distribution	27,592	32,446
Non-regulated energy sales	67,841	54,204
Other revenue	4,068	5,334
	494,837	421,675
Expenses
Operating expenses	121,122	110,019
Regulated electricity purchased	70,906	54,647
Regulated gas purchased	90,405	61,584
Regulated water purchased	2,048	2,010
Non-regulated energy purchased	8,931	5,526
Administrative expenses	12,584	11,105
Depreciation and amortization	68,649	62,497
Loss (gain) on foreign exchange	201	(42)
	374,846	307,346
Operating income	119,991	114,329
Interest expense on long-term debt and others	35,500	35,470
Interest expense on convertible debentures and amortization of acquisition financing	—	13,383
Change in value of investment carried at fair value (note 6(a))	117,004	—
Interest, dividend, equity and other income (note 6)	(10,661)	(2,478)
Pension and post-employment non-service costs (note 8)	431	2,540
Other losses (gains)	(1,228)	16
Acquisition-related costs	7,586	45,805
Loss on derivative financial instruments (note 20(b)(iv))	117	1,224
	148,749	95,960
Earnings (loss) before income taxes	(28,758)	18,369
Income tax expense (note 15)
Current	2,886	1,950
Deferred	30,170	12,407
	33,056	14,357
Net earnings (loss)	(61,814)	4,012
Net effect of non-controlling interests (note 14)	79,412	15,285
Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$17,598	$19,297
Series A and D Preferred shares dividend (note 12)	2,056	1,966
Net earnings attributable to common shareholders of Algonquin Power & Utilities Corp.	$15,542	$17,331
Basic net earnings per share (note 16)	$0.04	$0.05
Diluted net earnings per share (note 16)	$0.04	$0.05
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income

(thousands of U.S. dollars)	Three Months Ended March 31
	2018	2017
Net earnings (loss)	$(61,814)	$4,012
Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax expense of $300 and $nil, respectively (notes 20(b)(iii) and 20(b)(iv))	(2,446)	(28,660)
Change in fair value of cash flow hedges, net of tax recovery of $1,395 and tax expense of $2,692, respectively (note 20(b)(ii))	(3,751)	3,979
Change in pension and other post-employment benefits, net of tax recovery of $37 and tax expense of $28, respectively (note 8)	(102)	49
Other comprehensive loss, net of tax	(6,299)	(24,632)
Comprehensive loss	(68,113)	(20,620)
Comprehensive loss attributable to the non-controlling interests	(79,435)	(15,285)
Comprehensive income (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$11,322	$(5,335)
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of U.S. dollars) For the three months ended March 31, 2018

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Accumulated deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2017	$3,021,699	$184,299	$38,569	$(524,311)	$(2,792)	$602,636	$3,320,100
Cumulative catch-up adjustment related to Adoption of Topic 606 on revenue (note 2(a))	—	—	—	1,860	—	—	1,860
Cumulative catch-up adjustment related to adoption of ASU 2018-02 on tax effects in AOCI (note 2(a))	—	—	—	(9,958)	9,958	—	—
Net earnings (loss)	—	—	—	17,598	—	(79,412)	(61,814)
Redeemable non-controlling interests not included in equity	—	—	—	—	—	3,334	3,334
Other comprehensive loss	—	—	—	—	(6,276)	(23)	(6,299)
Dividends declared and distributions to non-controlling interests	—	—	—	(41,828)	—	(2,647)	(44,475)
Dividends and issuance of shares under dividend reinvestment plan	10,848	—	—	(10,848)	—	—	—
Common shares issued pursuant to public offering, net of costs (note 10(a))	(172)	—	—	—	—	—	(172)
Common shares issued upon conversion of convertible debentures	159	—	—	—	—	—	159
Common shares issued pursuant to share-based awards (note 10(b))	3,595	—	(2,671)	(1,979)	—	—	(1,055)
Share-based compensation (note 10(b))	—	—	1,738	—	—	—	1,738
Contributions received from non-controlling interests	—	—	—	—	—	11,263	11,263
Balance, March 31, 2018	$3,036,129	$184,299	$37,636	$(569,466)	$890	$535,151	$3,224,639
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Three Months Ended March 31
	2018	2017
Cash provided by (used in):
Operating Activities
Net earnings (loss) from continuing operations	$(61,814)	$4,012
Adjustments and items not affecting cash:
Depreciation and amortization	69,340	68,084
Deferred taxes	30,170	12,407
Unrealized loss on derivative financial instruments	2,876	1,782
Share-based compensation expense	1,578	1,781
Cost of equity funds used for construction purposes	(653)	(415)
Change in value of investment carried at fair value	117,004	—
Pension and post-employment contributions in excess of expense	3,143	10,535
Distributions received from equity investments, net of income	(447)	(1,107)
Other	(1,217)	(206)
Changes in non-cash operating items (note 19)	(62,968)	(41,377)
	97,012	55,496
Financing Activities
Increase in long-term debt	834,418	962,314
Decrease in long-term debt	(62,805)	(1,447,751)
Issuance of convertible debentures, net of costs	—	571,662
Cash dividends on common shares	(39,480)	(22,842)
Dividends on preferred shares	(2,056)	(1,966)
Contributions from non-controlling interests	—	40,724
Production-based cash contributions from non-controlling interest	11,263	6,816
Distributions to non-controlling interests	(2,506)	(154)
Issuance of common shares, net of costs	329	36
Proceeds from exercise of share options	—	9,563
Shares surrendered to fund withholding taxes on exercised share options	(327)	—
Increase in other long-term liabilities	2,103	7,260
Decrease in other long-term liabilities	(3,175)	(2,702)
	737,764	122,960
Investing Activities
Acquisitions of operating entities	—	(1,519,923)
Additions to property, plant and equipment	(158,174)	(155,888)
Decrease (increase) in other assets	573	(557)
Increase in long-term investments	(655,187)	(15,038)
Proceeds from sale of long-lived assets	3,028	—
	(809,760)	(1,691,406)
Effect of exchange rate differences on cash and restricted cash	(277)	(100)
Increase (decrease) in cash, cash equivalents and restricted cash	24,739	(1,513,050)
Cash, cash equivalents and restricted cash, beginning of period	59,423	1,591,271
Cash, cash equivalents and restricted cash, end of period	$84,162	$78,221

Supplemental disclosure of cash flow information:	2018	2017
Cash paid during the period for interest expense	$33,599	$48,247
Cash paid during the period for income taxes	$1,224	$1,334
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$32,401	$79,886
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$13,987	$19,114
Issuance of common shares upon conversion of convertible debentures	$167	$843,169
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

Algonquin Power & Utilities Corp. (“APUC” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. APUC's operations are organized across two primary North American business units consisting of the Liberty Power Group and the Liberty Utilities Group. The Liberty Power Group ("Liberty Power Group") owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation utility assets; the Liberty Utilities Group ("Liberty Utilities Group") owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems and transmission operations. APUC also owns a 25% equity interest in Atlantica Yield plc ("Atlantica") (NYSE: AY), a company that acquires, owns and manages a diversified international portfolio of contracted renewable energy, power generation, electric transmission and water assets.
1.Significant accounting policies

(a)	Basis of preparation
The accompanying unaudited interim consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and Article 10 of Regulation S-X provided by the U.S. Securities and Exchange Commission (“SEC”). In the opinion of management, the unaudited interim consolidated financial statements include all adjustments that are of a recurring nature and necessary for a fair presentation of the results of interim operations.
The significant accounting policies applied to these unaudited interim consolidated financial statements of APUC are consistent with those disclosed in the consolidated financial statements of APUC for the year ended December 31, 2017, except for adopted accounting policies described in note 2(a).
The reporting currency used to prepare these unaudited interim consolidated financial statements and notes is U.S. dollars. The comparative 2017 financial statements were translated as if the U.S. dollar had been used as the reporting currency since the beginning of 2015. Amounts denominated in Canadian dollars within the notes to these unaudited interim consolidated financial statements are denoted with "C$" immediately prior to the stated amount. The Company believes that the change in reporting currency in the first quarter of 2018 to U.S. dollars will provide more relevant information for the users of the unaudited interim financial statements as over 90% of the Company's consolidated revenues and assets are derived from operations in the United States.
The Company’s Canadian operations are determined to have the Canadian dollar as their functional currency since the preponderance of operating, financing and investing transactions are denominated in Canadian dollars. The financial statements of these operations are translated into U.S. dollars using the current rate method, whereby assets and liabilities are translated at the rate prevailing at the balance sheet date, and revenue and expenses are translated using average rates for the period. Unrealized gains or losses arising as a result of the translation of the financial statements of these entities are reported as a component of other comprehensive income (loss) ("OCI") and are accumulated in a component of equity on the consolidated balance sheets, and are not recorded in income unless there is a complete or substantially complete sale or liquidation of the investment.
(b)     Seasonality
APUC's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the Regulator and is not affected by usage. APUC's different electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather and industry characteristics. During the winter period, natural gas distribution utilities experience higher demand than during the summer period. APUC’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water, which is normally higher during drier and hotter months of the summer. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. For APUC's wind energy assets, wind resources are typically stronger in spring, fall and winter and weaker in summer. APUC's solar energy assets experience greater insolation in summer, weaker in winter.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

1.Significant accounting policies (continued)
(c)Revenue recognition
The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, which was adopted on January 1, 2018 using the modified retrospective method, applied to contracts that are not completed at the date of initial application. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting under Topic 605. The adoption of the new standard resulted in an adjustment of $2,488 or $1,860 net of taxes to increase opening retained earnings for previously deferred revenue related to the Empire fiber business.
Revenues are recognized when control of the promised goods or services is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.
Refer to note 17 - Segmented information for details of revenue disaggregation by business units.
Liberty Utilities Group revenue
Liberty Utilities Group revenues consist primarily of the distribution of electricity, natural gas, and water.
Revenues related to utility electricity and natural gas sales and distribution are recognized over time as the energy is delivered. At the end of each month, the electricity and natural gas delivered to the customers from the date of their last meter read to the end of the month is estimated and the corresponding unbilled revenue is recorded. These estimates of unbilled revenue and sales are based on the ratio of billable days versus unbilled days, amount of electricity or natural gas procured during that month, historical customer class usage patterns, weather, line loss, unaccounted-for gas and current tariffs. Unbilled receivables are typically billed within the next month. Some customers elect to pay their bill on an equal monthly plan. As a result, in some months cash is received in advance of the delivery of electricity. Deferred revenue is recorded for that amount. The amount of revenue recognized in the period from the balance of deferred revenue is not significant.
Water reclamation and distribution revenues are recognized over time when water is processed or delivered to customers. At the end of each month, the water delivered and wastewater collected from the customers from the date of their last meter read to the end of the month is estimated and the corresponding unbilled revenue is recorded. These estimates of unbilled revenue are based on the ratio of billable days versus unbilled days, amount of water procured and collected during that month, historical customer class usage patterns and current tariffs. Unbilled receivables are typically billed within the next month.
The majority of Liberty Utilities Group's contracts have a single performance obligation that represents a promise to transfer to the customer a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. The Company’s performance obligation is satisfied over time as electricity, natural gas or water is delivered.
On occasion, a utility is permitted to implement new rates that have not been formally approved by the regulatory commission, which are subject to refund. The Company recognizes revenue based on the interim rate and if needed, establishes a reserve for amounts that could be refunded based on experience for the jurisdiction in which the rates were implemented.
Revenue for certain of the Company’s regulated utilities is subject to alternative revenue programs approved by their respective regulators, which require to charge approved annual delivery revenue on a systematic basis over the fiscal year. As a result, the difference between delivery revenue calculated based on metered consumption and approved delivery revenue is disclosed as alternative revenue in note 17 - Segmented information and is recorded as a regulatory asset or liability to reflect future recovery or refund, respectively, from customers (note 5). The amount subsequently billed to customers is recorded as a recovery of the regulatory asset.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

1.Significant accounting policies (continued)
(c)Revenue recognition (continued)
Liberty Power Group revenue
Liberty Power Group's revenues consist primarily of the sale of electricity, capacity, and renewable energy credits.
Revenues related to the sale of electricity are recognized over time as the electricity is delivered. The electricity represents a single performance obligation that represents a promise to transfer to the customer a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer.
Progress towards satisfaction of the single performance obligation is measured using an output method based on units produced and delivered within the production month.
Revenues related to the sale of capacity are recognized over time as the capacity is provided. The nature of the promise to provide capacity is that of a stand-ready obligation. The capacity is generally expressed in monthly volumes and prices. The capacity represents a single performance obligation that represents a promise to transfer to the customer a series of distinct services that are substantially the same and that have the same pattern of transfer to the customer. Progress towards satisfaction of the single performance obligation is measured using an output method based on time elapsed.
Qualifying renewable energy projects receive renewable energy credits ("REC") and solar renewable energy credits (“SRECs”) for the generation and delivery of renewable energy to the power grid. The energy credit certificates represent proof that 1 MW of electricity was generated from an eligible energy source. The REC and SREC can be traded and the owner of the REC or SREC can claim to have purchased renewable energy. RECs and SRECs are primarily sold under fixed contracts, and revenue for these contracts is recognized at a point in time, upon generation of the associated electricity. Any REC's or SRECs generated above contracted amounts are held in inventory, with the offset recorded as a decrease in operating expenses.
The majority of Liberty Power Group's contracts with customers are bundled arrangements of multiple performance obligations: electricity, capacity, and renewable energy credits (RECs).
The Company has elected to apply the invoicing practical expedient to the electricity and capacity in Liberty Power contracts. The Company does not disclose the value of unsatisfied performance obligations for these contracts as revenue is recognized at the amount to which the Company has the right to invoice for services performed.
Revenue is recorded net of sales taxes.
2.     Recently issued accounting pronouncements

(a)	Recently adopted accounting pronouncements
The Financial Accounting Standards Board ("FASB") issued ASU 2018-03, Technical Corrections and Improvements to Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities to clarify the codification and to correct unintended application of the guidance. The Company has early adopted this pronouncement as of January 1, 2018, concurrent with the adoption of ASU 2016-01. The adoption of this update in the first quarter of 2018 had no impact on the Company's unaudited interim consolidated financial statements.
The FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income ("AOCI") to allow a reclassification from AOCI to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. The Company has early adopted this pronouncement as of January 1, 2018, and as a result, a net amount of $9,958 was reclassified out of AOCI and recorded as an increase to accumulated deficit as at that date.
The FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting, to provide clarity and reduce both diversity in practice and cost and complexity when applying the guidance in Topic 718, Compensation-Stock Compensation, to a change to the terms or conditions of a share-based payment award. The adoption of this update in the first quarter of 2018 had no impact on the Company's unaudited interim consolidated financial statements.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

2.     Recently issued accounting pronouncements (continued)

(a)	Recently adopted accounting pronouncements (continued)
The FASB issued ASU 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Post-retirement Benefit Cost, to improve the reporting of defined benefit pension cost and post-retirement benefit cost ("net benefit cost") in the financial statements. This update requires the service cost component to be reported in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations. The update also only allows the service cost component to be eligible for capitalization when applicable. The Company adopted this guidance effective January 1, 2018. The Company's regulated operations only capitalize the service costs component and therefore no regulatory to U.S. GAAP reporting differences exist. The Company applied the practical expedient for retrospective application on the statement of operations (note 8).
The FASB issued ASU 2017-05, Other Income—Gains and Losses from the Derecognition of Non-financial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets. The update clarifies the scope of the standard as well as provides additional guidance on partial sales of non-financial assets. The adoption of this update in the first quarter of 2018 had no impact on the Company's unaudited interim consolidated financial statements.
The FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The update is intended to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The Company follows the pronouncements of this update as of January 1, 2018. The adoption of this update in the first quarter of 2018 had no impact on the Company's unaudited interim consolidated financial statements.
The FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash to eliminate current diversity in practice in the classification and presentation of changes in restricted cash on the statement of cash flows. Prior to the adoption of this update, the Company presented changes in restricted cash as investing activities on the consolidated statement of cash flows.
The FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The new standard requires the recognition of current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The adoption of this update in the first quarter of 2018 had no impact on the Company's unaudited interim consolidated financial statements.
The FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments in order to eliminate current diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The adoption of this update in the first quarter of 2018 had no impact on the Company's unaudited interim consolidated financial statements.
The FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities to simplify the measurement, presentation, and disclosure of financial instruments. The adoption of this update in the first quarter of 2018 had no significant impact on the Company's unaudited interim consolidated financial statements.
The FASB issued a revenue recognition standard codified as ASC 606, Revenue from Contracts with Customers. This issued accounting standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers unless the contracts are in the scope of other U.S. GAAP requirements, such as the leasing literature. The core principal of the accounting guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted this new revenue standard in the first quarter of 2018 using the modified retrospective approach. The adoption of Topic 606 resulted in an adjustment of $2,488 or $1,860 net of taxes, increasing opening retained earnings of the unaudited interim consolidated financial statements for previously deferred revenue related to the Empire fiber business. The Company has modified its revenue recognition disclosures to align with the requirements of the new standard.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

2.     Recently issued accounting pronouncements (continued)

(b)	Recently issued accounting guidance not yet adopted
The FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations utilizing leases. This ASU requires lessees to recognize the assets and liabilities arising from all leases on the balance sheet, but the effect of leases in the statement of operations and the statement of cash flows is largely unchanged. The FASB issued an amendment to ASC Topic 842 that permits companies to elect an optional transition practical expedient to not evaluate existing land easements under the new standard if the land easements were not previously accounted for under existing lease guidance. The FASB also voted to amend ASC Topic 842 to allow companies to elect not to restate their comparative periods in the period of adoption when transitioning to the standard. The standard is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted.
The Company is in the process of evaluating the impact of adoption of this standard on its financial statements and disclosures. The Company held training sessions with the finance team and is currently in the process of creating an inventory of its lease contracts and analyzing the terms and conditions under the requirements of this new standard. The Company continues to monitor FASB amendments to ASC Topic 842.

3.	Business acquisitions and development projects

(a)	Great Bay Solar Facility
In March 2018, the Company placed in service a 75 MWac solar powered generating facility in Somerset County, Maryland. Commercial operations as defined by the power purchase agreement was reached on March 29, 2018.
The Great Bay Solar Facility is controlled by a subsidiary of APUC (Great Bay Holdings, LLC). The Class A partnership units are owned by a third-party tax equity investor who funded $42,750 in 2017 with the remaining expected to be received in 2018. Through its partnership interest, the tax equity investor will receive the majority of the tax attributes associated with the project. The Company accounts for this interest as "Non-controlling interest" on the unaudited interim consolidated balance sheets.

(b)	Acquisition of the St. Lawrence Gas Company, Inc.
On August 31, 2017, the Company entered into a definitive agreement to acquire St. Lawrence Gas Company, Inc. ("SLG"). SLG is a rate-regulated natural gas distribution utility serving customers in northern New York state. The total purchase price for the transaction is $70,000, less total third-party debt of SLG outstanding at closing, and subject to customary working capital adjustments. Closing of the transaction remains subject to regulatory approval and other closing conditions and is expected to occur in late 2018 or early 2019.

(c)	Approval to acquire the Perris Water Distribution System
On August 10, 2017, the Company’s board approved the acquisition of two water distribution systems serving customers from the City of Perris, California.  The anticipated purchase price of $11,500 is expected to be established as rate base during the regulatory approval process.  The City of Perris residents voted to approve the sale on November 7, 2017. Liberty Utilities Group expects to file the advice letter to acquire the water utility with the California Public Utility Commission in Q2 2018 with approval expected in late 2018.

4.	Accounts receivable
Accounts receivable as of March 31, 2018 include unbilled revenue of $57,819 (December 31, 2017 - $78,289) from the Company’s regulated utilities. Accounts receivable as of March 31, 2018 are presented net of allowance for doubtful accounts of $6,415 (December 31, 2017 - $5,555).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

5.	Regulatory matters
The Company’s regulated utility operating companies are subject to regulation by the public utility commissions of the states in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these state authorities. The Company’s regulated utility operating companies are accounted for under the principles of ASC Topic 980, Regulated Operations (“ASC 980”). Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate-setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the unaudited interim consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period. The following regulatory proceedings were recently completed:

Utility	State	Regulatory proceeding type	Annual revenue increase	Effective date
EnergyNorth Gas System	New Hampshire	GRC	$10,711	May 1, 2018 with a onetime recoupment of $1,326 for the difference between the final rates and temporary rates granted on July 1, 2017
Various			$1,416	2018

As a result of the U.S. Tax Cuts and Jobs Act of 2017 (the "Tax Act") being enacted in 2017, regulators in the states where Liberty Utilities Group operates are contemplating the ratemaking implications of the reduction of federal tax rates from the legacy 35% tax rate and the new 21% federal statutory income tax rate effective January 2018. The Company is working with the regulators to identify the most appropriate way in each jurisdiction to address the impact of the Tax Act on cost of service based rates. In Q1 2018, impact on revenues on account of ordered or probable orders related to the Tax Act was immaterial.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

5.	Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	March 31, 2018	December 31, 2017
Regulatory assets
Environmental remediation	$80,543	$82,711
Pension and post-employment benefits	107,312	105,712
Debt premium	55,234	57,406
Fuel and commodity costs adjustment	40,583	34,525
Rate adjustment mechanism	30,701	35,491
Clean Energy and other customer programs	20,755	20,582
Deferred construction costs	14,275	14,344
Asset retirement	17,345	16,080
Income taxes	35,771	36,546
Rate case costs	9,214	9,295
Other	35,173	30,675
Total regulatory assets	$446,906	$443,367
Less: current regulatory assets	(73,953)	(66,567)
Non-current regulatory assets	$372,953	$376,800

Regulatory liabilities
Income taxes	$321,657	$321,138
Cost of removal	185,694	184,188
Rate-base offset	12,636	13,214
Fuel and commodity costs adjustment	22,898	23,543
Deferred compensation received in relation to lost production	8,754	9,398
Deferred construction costs - fuel related	7,389	7,418
Pension and post-employment benefits	14,030	10,082
Other	14,024	8,984
Total regulatory liabilities	$587,082	$577,965
Less: current regulatory liabilities	(38,791)	(37,687)
Non-current regulatory liabilities	$548,291	$540,278

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

6.	Long-term investments
Long-term investments consist of the following:

	March 31, 2018	December 31, 2017
Long-term investment carried at fair value
Atlantica (a)	$490,563	$—
Equity-method investees
Red Lily I Wind Facility	18,278	18,174
AAGES (a)	4,787	—
Amherst Island Wind Project (b)	8,325	8,921
Other	3,777	5,172
	35,167	32,267
Notes receivable
Development loans (c)	71,244	30,060
Other	2,852	3,318
	74,096	33,378
Other investments	1,641	1,686
Total long-term investments	601,467	67,331
Amounts recognized on the unaudited interim consolidated balance sheets consist of:
Long-term investment carried at fair value	$490,563	$—
Long-term investments	110,904	67,331
Total long-term investments	$601,467	$67,331
(a)Investment in joint venture with Abengoa and investment in Atlantica
On March 9, 2018, APUC and Abengoa, S.A ("Abengoa") created Abengoa-Algonquin Global Energy Solutions B.V. ("AAGES") to identify, develop, and construct clean energy and water infrastructure assets with a global focus. On formation, the two shareholders each contributed $5,000 to the capital of AAGES. The two shareholders have joint control and all decisions must be unanimous. As such, the Company is accounting for its investment in the joint venture under the equity method.
On March 9, 2018, APUC purchased from Abengoa a 25% equity interest in Atlantica for a total purchase price of $607,567, based on a price of $24.25 per ordinary share of Atlantica plus a contingent payment of up to $0.60 per-share payable two years after closing, subject to certain conditions. The Company transfered the Atlantica shares to a new entity controlled and consolidated by APUC. The Company has elected the fair value option under ASC 825, Financial Instruments to account for its investment in Atlantica, with changes in fair value reflected in the unaudited interim consolidated statement of operations. On March 9, 2018, the difference between the purchase price and the value of the Atlantica share based on the NYSE share price resulted in an immediate fair value loss of $117,254 while a gain of $250 was recorded for the period from acquisition to March 31, 2018. The Company also recorded dividend income of $7,767 from the Atlantica shares during the period from acquisition to March 31, 2018.
Subsequent to quarter end, APUC exercised its option to acquire an additional 16.5% of equity interest in Atlantica from Abengoa for a purchase price of approximately $345,000, based on a price of $20.90 per ordinary share. The transaction is expected to close in the second or third quarter of 2018, subject to certain governmental approvals and other closing conditions.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

6.	Long-term investments (continued)
(b)Amherst Island Wind Project
APUC has a 50% interest in Windlectric Inc. ("Windlectric"), which owns a 75 MW construction-stage wind development project (“Amherst Island Wind Project”) in the province of Ontario. The Company holds an option to acquire the remaining common shares at a fixed price any time prior to January 15, 2019.
Windlectric is considered a variable interest entity ("VIE") namely due to the low level of equity at risk at this point. The Company is not considered the primary beneficiary of Windlectric as the two shareholders have joint control and all decisions must be unanimous. As such, the Company accounts for its investment in the joint venture under the equity method. The interest capitalized during the three months ended March 31, 2018 to the investment while the Amherst Island Wind Project is under construction amounted to $222 (2017 - $176). As at March 31, 2018, the third-party construction debt of the joint venture was C$186,281 (December 31, 2017 - C$133,765).

(c)	Development loans
As at March 31, 2018, the Company has a loan and credit support facility with Windlectric. During construction, the Company is obligated to provide cash advances and credit support (in the form of letters of credit, escrowed cash, or guarantees) in amounts necessary for the continued development and construction of the equity investee's wind project.
No interest revenue is accrued on the loans.

7.	Long-term debt
Long-term debt consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		March 31, 2018	December 31, 2017
Senior Unsecured Revolving Credit Facilities (a)	—	2018-2023	N/A		$222,737	$51,827
Senior Unsecured Bank Credit Facilities (b)	—	2018-2019	N/A		735,000	134,988
Commercial Paper	—	2023	N/A		6,500	5,576
U.S. Dollar Borrowings
Senior Unsecured Notes	4.09%	2020-2047		$1,225,000	1,218,014	1,217,797
Senior Unsecured Utility Notes	5.98%	2020-2035		$227,000	246,185	246,560
Senior Secured Utility Bonds	4.95%	2018-2044		$752,500	771,348	772,871
Canadian Dollar Borrowings
Senior Unsecured Notes	4.61%	2018-2027	C$	785,669	606,535	623,223
Senior Secured Project Notes	10.27%	2020-2027	C$	33,026	25,568	26,709
					$3,831,887	$3,079,551
Less: current portion					(13,327)	(12,364)
					$3,818,560	$3,067,187
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debts issued at a subsidiary level whether or not collateralized have certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.
Short-term obligations of $848,042 for which the maturity has been extended beyond 12 months subsequent to the end of the period or that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

7.	Long-term debt (continued)
Recent financing activities:

(a)	Senior unsecured revolving credit facilities
On February 23, 2018, the Liberty Utilities Group increased commitments under the Liberty Credit Facility to $500,000 and extended the maturity to February 23, 2023. Concurrent with the amendment to the Liberty Credit Facility, the Liberty Utilities Group closed the Empire Credit Facility. The Liberty Credit Facility will now be used as a backstop for Empire's commercial paper program and as a source of liquidity for Empire.
On February 16, 2018, the Liberty Power Group increased availability under its revolving letter of credit facility to $200,000 and extended the maturity to January 31, 2021.

(b)	Senior unsecured bank credit facilities
On December 21, 2017, the Company entered into a $600,000 term credit facility with two Canadian banks maturing on December 21, 2018. On March 7, 2018, the Company drew $600,000 under this facility.

8.	Pension and other post-employment benefits
The following table lists the components of net benefit costs for the pension plans and OPEB in the unaudited interim consolidated statements of operations.

	Pension benefits		OPEB
	Three Months Ended March 31		Three Months Ended March 31
	2018	2017	2018	2017
Service cost	$3,614	$3,600	$1,487	$1,278
Interest cost	4,555	4,987	1,625	1,672
Expected return on plan assets	(7,005)	(6,308)	(1,849)	(1,620)
Amortization of net actuarial loss (gain)	111	267	(38)	(36)
Amortization of prior service credits	(156)	(156)	(65)	(65)
Loss on curtailments and settlements	—	1,007	—	—
Amortization of regulatory assets/liability	2,563	2,663	561	129
Net benefit cost	$3,682	$6,060	$1,721	$1,358
As a result of the adoption of ASU 2017-07 (note 2(a)), the service cost components of pension plans and other post-employment benefits ("OPEB") are shown as part of operating expenses within operating income in the unaudited interim consolidated statements of operations. The remaining components of net benefit costs are considered non-service costs and have been included outside of operating income in pension and post-employment non-service costs in the unaudited interim consolidated statements of operations. The Company applied the practical expedient for retrospective application on the unaudited interim statement of operations and as such, the $2,540 of non-service costs for the three months ended March 31, 2017 has been reclassified from administrative expenses to pension and post-employment non-service costs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

9.	Other long-term liabilities and deferred credits
Other long-term liabilities consist of the following:

	March 31, 2018	December 31, 2017
Advances in aid of construction	$62,901	$62,683
Environmental remediation obligation	53,838	54,322
Asset retirement obligations	44,835	44,166
Customer deposits	28,498	28,529
Unamortized investment tax credits	17,923	17,839
Deferred credits	21,088	21,168
Other	41,117	44,463
	270,200	273,170
Less current portion	(41,918)	(45,903)
	$228,282	$227,267

10.	Shareholders’ capital

(a)	Common shares
Number of common shares:

2018
Common shares, beginning of period	431,765,935
Issuance of common shares upon exercise of share options, net of withholding taxes	86,354
Conversion of convertible debentures	19,917
Issuance of shares under the dividend reinvestment plan	1,063,572
Exercise of share-based awards	197,205
Common shares, end of period	433,132,983
Subsequent to quarter end, on April 24, 2018, APUC issued 37,505,274 common shares at $9.23 (C$11.85) per share pursuant to a public offering for gross proceeds of $346,324 (C$444,437).

(b)	Share-based compensation
During the three months ended March 31, 2018, the Board of Directors of APUC (the "Board") approved the grant of 1,166,717 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of C$12.80, the market price of the underlying common share at the date of grant. One-third of the options vest on each of December 31, 2018, 2019 and 2020. Options may be exercised up to eight years following the date of grant.
The following assumptions were used in determining the fair value of share options granted:

	2018
Risk-free interest rate	2.1%
Expected volatility	21%
Expected dividend yield	4.8%
Expected life	5.50 years
Weighted average grant date fair value per option	C$	1.41

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

In March 2018, executives of the Company exercised 512,367 stock options at a weighted average exercise price of $10.29 in exchange for 86,354 common shares issued from treasury, and 426,013 options were settled at their cash value as payment for the exercise price and tax withholdings related to the exercise of the options.

10.	Shareholders’ capital (continued)

(b)	Share-based compensation (continued)
In March 2018, 331,483 Performance Share Units ("PSUs") were granted to executives of the Company. The PSUs vest on January 1, 2021. During the quarter, the Company settled 256,977 PSUs in exchange for 133,569 common shares issued from treasury, and 123,408 PSUs were settled at their cash value as payment for tax withholdings related to the settlement of the PSUs.
During the three months ended March 31, 2018, 21,367 Deferred Share Units (“DSUs”) were issued pursuant to the election of the Directors to defer a percentage of their Directors' fee in the form of DSUs.
For the three months ended March 31, 2018, APUC recorded $1,583 (2017 - $1,706) in total share-based compensation expense. The compensation expense is recorded as part of administrative expenses in the unaudited interim consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As of March 31, 2018, total unrecognized compensation costs related to non-vested options and PSUs were $1,686 and $8,721, respectively, and are expected to be recognized over a period of 1.39 and 2.04 years, respectively.
11.Accumulated other comprehensive income (loss)
AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain on cash flow hedges	Net change on available-for-sale investments		Pension and post-employment actuarial changes	Total
Balance, January 1, 2017	$(25,921)	$53,739	$66		$(10,833)	$17,051
OCI before reclassifications	(21,779)	8,004	—		600	(13,175)
Amounts reclassified	—	(6,378)	(66)		(224)	(6,668)
Net current period OCI	(21,779)	1,626	(66)		376	(19,843)
Balance, December 31, 2017	$(47,700)	$55,365	$—		$(10,457)	$(2,792)
Cumulative catch-up adjustment related to adoption of ASU 2018-02 on tax effects in AOCI (note 2(a))	—	11,657	—		(1,699)	9,958
OCI before reclassifications	(2,423)	(2,440)	—		—	(4,863)
Amounts reclassified	—	(1,311)	—	—	(102)	(1,413)
Net current period OCI	$(2,423)	$(3,751)	$—		$(102)	$(6,276)
Balance, March 31, 2018	$(50,123)	$63,271	$—		$(12,258)	$890
Amounts reclassified from AOCI for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales while those for pension and post-employment actuarial changes affected pension and post-employment non-service costs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

12.	Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividend on its commons shares in U.S. dollars. Dividends declared during the period were as follows:

	Three Months Ended March 31
	2018		2017
	Dividend	Dividend per share	Dividend	Dividend per share
Common shares	$50,620	$0.1165	$45,135	$0.1165
Series A preferred shares	$1,068	$0.2224	$1,021	$0.2126
Series D preferred shares	$988	$0.2471	$945	$0.2362

13.	Related party transactions
Equity-method investments
The Company provides administrative services to its equity-method investees and is reimbursed for incurred costs. To that effect, the Company charged its equity-method investees $994 (2017 - $747) during the three months ended March 31, 2018.
Subject to several exceptions, Atlantica has a right of first offer on any proposed sale, transfer or other disposition by AAGES (other than to APUC) of its interest in infrastructure facilities that are developed or constructed in whole or in part by AAGES under long-term revenue agreements.  Again subject to several exceptions, Atlantica has similar rights with respect to any proposed sale, transfer or other disposition of APUC’s interest, not held through AAGES, in infrastructure facilities that are developed or constructed in whole or in part by APUC outside of Canada or the United States under long-term revenue agreements.  There were no such transactions in the first quarter of 2018.
Long Sault Hydro Facility
Effective December 31, 2013, APUC acquired the shares of Algonquin Power Corporation Inc. (“APC”), which was partially owned by Senior Executives.  APC owns the partnership interest in the 18MW Long Sault Hydro Facility.  A final post-closing adjustment related to the transaction remains outstanding.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

14.	Non-controlling interests and Redeemable non-controlling interest
Net loss attributable to non-controlling interests for three months ended March 31, 2018 and 2017 consists of the following:

	2018	2017
HLBV and other adjustments attributable to:
Non-controlling interest - Class A partnership units	$(76,771)	$(13,436)
Non-controlling interest - redeemable Class A partnership units	(3,334)	(2,651)
Other net earnings attributable to non-controlling interests	693	802
Net effect of non-controlling interests	$(79,412)	$(15,285)

The reduced U.S. federal corporate tax rate of 21% and other certain measures included in the Tax Act effective January 1, 2018 were reflected in the calculation of hypothetical liquidation at book value ("HLBV") in 2018. The change to the tax attributes accelerated HLBV income in the first quarter of 2018 by $55,900.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

15.	Income taxes
For the three months ended March 31, 2018, the Company's overall effective tax rate was different from the statutory rate of 26.5% (2017 - 26.5%) due primarily to the immediate fair value loss on its investment in Atlantica,  which was not tax benefited (note 6(a)), and the tax impact of the accelerated HLBV income as a result of tax reform (note 14).
As a result of the Tax Act being enacted during 2017, the Company was required to revalue its United States deferred income tax assets and liabilities based on the rates they are expected to reverse at in the future, which is generally 21% for U.S. federal tax purposes. The Company was able to make reasonable estimates of the impact of the Act and recorded provisional amounts for the re-measurement of deferred taxes in the Company’s December 31, 2017 financial statements.
The Company has not yet finalized its assessment of the provisional amounts determined at December 31, 2017 and there were no significant adjustments recorded during the three months ended March 31, 2018. The Company expects to complete its assessment and record any final adjustments to the provisional amounts during the measurement period in 2018 as permitted by SEC Staff Accounting Bulletin 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act.

16.	Basic and diluted net earnings per share
Basic and diluted net earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and subscription receipts outstanding. Diluted net earnings per share is computed using the weighted-average number of common shares, subscription receipts outstanding, additional shares issued subsequent to quarter-end under the dividend reinvestment plan, PSUs and DSUs outstanding during the period and, if dilutive, potential incremental common shares resulting from the application of the treasury stock method to outstanding share options. The convertible debentures are convertible into common shares at any time after the Final Instalment Date, but prior to maturity or redemption by the Company. The Final Instalment Date occurred on February 2, 2017, and as such, the shares issuable upon conversion of the convertible debentures are included in diluted net earnings per share beginning on that date.
The reconciliation of the net earnings and the weighted average shares used in the computation of basic and diluted net earnings per share for the three months ended March 31 are as follows:

	2018	2017
Net earnings attributable to shareholders of APUC	$17,598	$19,297
Series A Preferred shares dividend	1,068	1,021
Series D Preferred shares dividend	988	945
Net earnings attributable to common shareholders of APUC from continuing operations – Basic and Diluted	$15,542	$17,331
Weighted average number of shares
Basic	432,821,235	343,549,831
Effect of dilutive securities	3,868,218	3,102,922
Diluted	436,689,453	346,652,753
The shares potentially issuable as a result of 2,328,343 share options (2017 - 1,129,168) are excluded from this calculation as they are anti-dilutive.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

17.	Segmented information
The Liberty Power Group owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation utility assets in North America and internationally; the Liberty Utilities Group owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States.
For purposes of evaluating divisional performance, the Company allocates the realized portion of any gains or losses on financial instruments to specific divisions. The change in value of investment carried at fair value and unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship are not considered in management’s evaluation of divisional performance and are therefore allocated and reported in the corporate segment. The results of operations and assets for these segments are reflected in the tables below.

	Three Months Ended March 31, 2018
	Liberty Power Group	Liberty Utilities Group	Corporate	Total
Revenue (1)(2)	$70,557	$424,280	$—	$494,837
Fuel, power and water purchased	8,931	163,359	—	172,290
Net revenue	61,626	260,921	—	322,547
Operating expenses	18,648	102,474	—	121,122
Administrative expenses	3,579	8,845	160	12,584
Depreciation and amortization	23,642	44,745	262	68,649
Loss on foreign exchange	—	—	201	201
Operating income	15,757	104,857	(623)	119,991
Interest expense	8,450	25,636	1,414	35,500
Interest, dividend, equity and other income	(8,761)	(1,400)	(500)	(10,661)
Change in value of investment carried at fair value	—	—	117,004	117,004
Other	117	(1,228)	8,017	6,906
Earnings (loss) before income taxes	$15,951	$81,849	$(126,558)	$(28,758)
Property, plant and equipment	$2,219,472	$4,052,153	$33,366	$6,304,991
Equity-method investees	33,957	935	275	35,167
Total assets	3,110,318	5,840,807	(9,360)	8,941,765
Capital expenditures	61,985	96,189	—	158,174

(1) Revenues include $8,384 related to hedging gains for the three months ended March 31, 2018 that do not represent revenues recognized from contracts with customers.
(2) Liberty Utilities Group revenues include $631 related to alternative revenue programs for the three months ended March 31, 2018 that do not represents revenues recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

17.	Segmented information (continued)

	Three Months Ended March 31, 2017
	Liberty Power Group	Liberty Utilities Group	Corporate	Total
Revenue	$57,949	$363,726	$—	$421,675
Fuel and power purchased	5,526	118,241	—	123,767
Net revenue	52,423	245,485	—	297,908
Operating expenses	14,505	95,514	—	110,019
Administrative expenses	3,303	7,135	667	11,105
Depreciation and amortization	19,771	42,473	253	62,497
Gain on foreign exchange	—	—	(42)	(42)
Operating income	14,844	100,363	(878)	114,329
Interest expense	8,358	20,727	19,768	48,853
Interest, dividend and other income	(921)	(996)	(561)	(2,478)
Other	1,194	2,587	45,804	49,585
Earnings (loss) before income taxes	$6,213	$78,045	$(65,889)	$18,369
Capital expenditures	13,735	142,153	—	155,888
	December 31, 2017
Property, plant and equipment	$2,246,869	$4,023,479	$34,549	$6,304,897
Equity-method investees	29,710	2,220	337	32,267
Total assets	2,474,293	5,819,440	103,675	8,397,408

APUC operates in the independent power and utility industries in both Canada and the United States. Information on operations by geographic area is as follows:

	Three Months Ended March 31
	2018	2017
Revenue
Canada	$19,286	$19,314
United States	475,551	402,361
	$494,837	$421,675
18.Commitments and contingencies

(a)	Contingencies
APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these financial statements. Accruals for any contingencies related to these items are recorded in the consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.
Condemnation Expropriation Proceedings
Liberty Utilities (Apple Valley Ranchos Water) Corp. is the subject of a condemnation lawsuit filed by the town of Apple Valley. A Court will determine the necessity of the taking by Apple Valley and, if established, a jury will determine the fair market value of the assets being condemned.  Resolution of the condemnation proceedings is expected to take two to three years. Any taking by government entities would legally require fair compensation to be paid; however, there is no assurance that the value received as a result of the condemnation will be sufficient to recover the Company's net book value of the utility assets taken.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

18.Commitments and contingencies (continued)

(b)	Commitments
In addition to the commitments related to the proposed acquisitions and development projects disclosed in notes 3 and 6, the following significant commitments exist as of March 31, 2018.
APUC has outstanding purchase commitments for power purchases, gas delivery, service and supply, service agreements, capital project commitments and operating leases.
Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (i)	$49,526	$12,416	$10,950	$11,170	$11,395	$199,902	$295,359
Gas supply and service agreements (ii)	72,300	53,142	35,693	22,601	17,662	39,793	241,191
Service agreements	36,702	38,234	38,709	38,638	37,293	336,440	526,016
Capital projects	27,954	1,000	—	—	—	—	28,954
Operating leases	8,700	7,866	7,466	7,484	7,334	185,501	224,351
Total	$195,182	$112,658	$92,818	$79,893	$73,684	$761,636	$1,315,871

(i)
Power purchase: APUC’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as of March 31, 2018. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.

(ii)
Gas supply and service agreements: APUC’s gas distribution facilities and thermal generation facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.

19.	Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three Months Ended March 31
	2018	2017
Accounts receivable	$(16,037)	$7,671
Fuel and natural gas in storage	16,220	8,231
Supplies and consumable inventory	(1,947)	(1,102)
Income taxes recoverable	(8)	(982)
Prepaid expenses	(3,253)	(1,115)
Accounts payable	(40,055)	(62,569)
Accrued liabilities	(15,483)	14,511
Current income tax liability	690	694
Net regulatory assets and liabilities	(3,095)	(6,716)
	$(62,968)	$(41,377)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

20.	Financial instruments

(a)	Fair value of financial instruments

March 31, 2018	Carrying amount	Fair value	Level 1	Level 2	Level 3
Notes receivable	$74,096	$83,027	$—	$83,027	$—
Investment in Atlantica	490,563	490,563	490,563	—	—
Derivative instruments (1):
Energy contracts designated as a cash flow hedge	58,600	58,600	—	—	58,600
Commodity contracts for regulated operations	39	39	—	39	—
Transmission congestion rights	2,370	2,370	—	2,370	—
Total derivative instruments	61,009	61,009	—	2,409	58,600
Total financial assets	$625,668	$634,599	$490,563	$85,436	$58,600
Long-term debt	$3,831,887	$3,919,948	$627,699	$3,292,249	$—
Convertible debentures	788	996	996	—	—
Preferred shares, Series C	14,323	14,819	—	14,819	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	601	601	—	—	601
Energy contracts not designated as a cash flow hedge	37	37	—	37	—
Cross-currency swap designated as a net investment hedge	62,341	62,341	—	62,341	—
Interest rate swap designated as a hedge	7,564	7,564	—	7,564	—
Currency forward contract not designated as a hedge	13	13	—	13	—
Commodity contracts for regulated operations	2,497	2,497	—	2,497	—
Total derivative instruments	73,053	73,053	—	72,452	601
Total financial liabilities	$3,920,051	$4,008,816	$628,695	$3,379,520	$601
(1) Balance of $311 associated with certain weather derivatives has been excluded, as they are accounted for based on intrinsic value rather than fair value.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

20.	Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2017	Carrying amount	Fair value	Level 1	Level 2	Level 3
Notes receivable	$33,378	$38,192	$—	$38,192	$—
Derivative instruments (1):
Energy contracts designated as a cash flow hedge	63,363	63,363	—	—	63,363
Energy contracts not designated as a cash flow hedge	109	109	—	109	—
Commodity contracts for regulatory operations	74	74	—	74	—
Transmission congestion rights	6,227	6,227	—	6,227	—
Total derivative instruments	69,773	69,773	—	6,410	63,363
Total financial assets	$103,151	$107,965	$—	$44,602	$63,363
Long-term debt	$3,079,551	$3,262,711	$651,969	$2,610,742	$—
Convertible debentures	971	1,018	1,018	—	—
Preferred shares, Series C	14,718	15,124	—	15,124	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	77	77	—	—	77
Energy contracts not designated as a cash flow hedge	31	31	—	31	—
Cross-currency swap designated as a net investment hedge	57,412	57,412	—	57,412	—
Interest rate swaps designated as a hedge	8,460	8,460	—	8,460	—
Currency forward contract not designated as a hedge	344	344	—	344	—
Commodity contracts for regulated operations	2,620	2,620	—	2,620	—
Total derivative instruments	68,944	68,944	—	68,867	77
Total financial liabilities	$3,164,184	$3,347,797	$652,987	$2,694,733	$77
(1) Balance of $441 associated with certain weather derivatives has been excluded, as they are accounted for based on intrinsic value rather than fair value.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of March 31, 2018 and 2017 due to the short-term maturity of these instruments.
Notes receivable fair values (Level 2) have been determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The fair value of the investment in Atlantica (Level 1) is measured at the closing price on the NYSE stock exchanges.
The Company’s Level 2 fair value of long-term debt at fixed interest rates and Series C preferred shares has been determined using a discounted cash flow method and current interest rates.
The Company’s Level 2 fair value derivative instruments primarily consist of swaps, options, rights and forward physical deals where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves which are observable in the marketplace. Transmission congestion rights positions are fair valued using the most recent monthly auction clearing prices.
The Company’s Level 3 instruments consist of energy contracts for electricity sales. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $18.11 to $199.91 with a weighted average of $26.28 as of March 31, 2018.  The processes and methods of measurement are developed using the market knowledge of the trading operations within the Company and are derived from observable energy curves adjusted to reflect the illiquid market of the hedges and, in some cases, the variability in deliverable energy.  Significant increases (decreases) in any of these inputs in isolation would result in a significantly lower (higher) fair value measurement. The change in the fair value of the energy contracts is detailed in notes 20(b)(ii) and 20(b)(iv).
Fair value estimates are made at a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.
The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of Level 1, Level 2 or Level 3 during the three months ended March 31, 2018 and 2017.

(b)	Derivative instruments
Derivative instruments are recognized on the unaudited interim consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.

(i)	Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas and electric service territories. The Company’s strategy is to minimize fluctuations in gas sale prices to regulated customers.
The following are commodity volumes, in dekatherms (“dths”) associated with the above derivative contracts:

2018
Financial contracts: Swaps	2,384,434
Forward contracts	11,920,000
14,304,434

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(i)	Commodity derivatives – regulated accounting (continued)
The accounting for these derivative instruments is subject to guidance for rate-regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the unaudited interim consolidated balance sheets. Most of the gains or losses on settlement of these contracts are included in the calculation of deferred gas costs (note 5). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.
The following table presents the impact of the change in the fair value of the Company’s natural gas derivative contracts had on the unaudited interim consolidated balance sheets:

	March 31, 2018	December 31, 2017
Regulatory assets:
Swap contracts	$1	$—
Option contracts	$—	$—
Forward contracts	$274	$6,319
Regulatory liabilities:
Swap contracts	$203	$287
Option contracts	$—	$138
Forward contracts	$11,101	$20,909

(ii)	Cash flow hedges
The Company reduces the price risk on the expected future sale of power generation at Sandy Ridge, Senate and Minonk Wind Facilities by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
650,453	December 2023	$40.26	PJM Western HUB
2,780,096	December 2023	$29.20	NI HUB
3,219,946	December 2027	$36.46	ERCORT North HUB
The Company is party to a 10-year forward-starting interest rate swap beginning on July 25, 2018 in order to reduce the interest rate risk related to the probable issuance on that date of a 10-year $135,000 bond. The change in fair value resulted in a gain of $680 for the three months ended March 31, 2018 (2017 - loss of $815), which is recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(ii)	Cash flow hedges (continued)
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	Three Months Ended March 31
	2018	2017

Effective portion of cash flow hedge	$(2,440)	$6,004
Amortization of cash flow hedge	(8)	(4)
Amount reclassified from AOCI	(1,303)	(2,021)
OCI attributable to shareholders of APUC	$(3,751)	$3,979
The Company expects $8,753 and $2,107 of unrealized gains currently in AOCI to be reclassified, net of taxes, into non-regulated energy sales and interest expense, respectively, within the next twelve months, as the underlying hedged transactions settle.

(iii)	Foreign exchange hedge of net investment in foreign operation
The Company is exposed to currency fluctuations from its Canadian based operations. APUC manages this risk primarily through the use of natural hedges by using Canadian long-term debt to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases. APUC only enters into foreign exchange forward contracts with major North American financial institutions having a credit rating of A or better, thus reducing credit risk on these forward contracts.
The Company’s Canadian operations are determined to have the Canadian dollar as their functional currency and are exposed to currency fluctuations from their U.S. dollar transactions. The Company designates the amounts drawn on the Liberty Power Group’s revolving credit facility denominated in U.S. dollars in excess of the principal amount on the USD loans receivable from its equity investees as a hedge of the foreign currency exposure of its net investment in the Liberty Power Group’s U.S. operations. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency gain of nil for the three months ended March 31, 2018 (2017 - nil) was recorded in OCI.
Concurrent with its $150,000, $200,000 and $300,000 debenture offerings in December 2012, January 2014, and January 2017, respectively, the Company entered into cross currency swaps, coterminous with the debentures, to effectively convert the Canadian dollar denominated offering into U.S. dollars. The Company designated the entire notional amount of the cross currency fixed-for-fixed interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Liberty Power Group’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. For the three months ended March 31, 2018, a loss of $6,464 (2017 - $5,101) was recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iv)	Other derivatives
The Company provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Hydroelectric Facility is expected to provide a portion of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy.
This risk is mitigated though the use of short-term financial forward energy purchase contracts that are classified as derivative instruments. The electricity derivative contracts are net settled fixed-for-floating swaps whereby APUC pays a fixed price and receives the floating or indexed price on a notional quantity of energy over the remainder of the contract term at an average rate, as per the following table. These contracts are not accounted for as hedges and changes in fair value are recorded in earnings as they occur.
The Company is exposed to interest rate fluctuations related to certain of its floating rate debt obligation, including certain project specific debt and its revolving credit facilities, its interest rate swaps as well as interest earned on its cash on hand. The Company currently hedges some of that risk (note 20(b)(ii)).
The Company is exposed to foreign exchange fluctuations related to the portion of its dividend declared and payable in U.S. dollars. This risk is mitigated through the use of currency forward contracts. For the three months ended March 31, 2018, a loss on foreign exchange of $72 (2017 - gain of $95) was recorded in the unaudited interim consolidated statements of operations. These currency forward contracts are not accounted for as a hedge.
For derivatives that are not designated as hedges and for the ineffective portion of gains and losses on derivatives that are accounted for as hedges, the changes in the fair value are immediately recognized in earnings.
The effects on the unaudited interim consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	2018	2017
Change in unrealized loss (gain) on derivative financial instruments:
Energy derivative contracts	$115	$—
Currency forward contract	(335)	86
Total change in unrealized loss (gain) on derivative financial instruments	$(220)	$86
Realized loss (gain) on derivative financial instruments:
Interest rate swaps	—	(144)
Energy derivative contracts	13	553
Currency forward contract	407	12,261
Total realized loss on derivative financial instruments	$420	$12,670
Loss on derivative financial instruments not accounted for as hedges	200	12,756
Ineffective portion of derivative financial instruments accounted for as hedges	(11)	634
	$189	$13,390
Amounts recognized in the consolidated statements of operations consist of:
Loss on derivative financial instruments	117	1,224
Loss on foreign exchange	72	12,166
	$189	$13,390

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2018 and 2017
(in thousands of US dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(c)	Risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view of mitigating these risks to the extent possible on a cost effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.

21.	Comparative figures
Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.